Siebel Systems Company Meeting September 12, 2005 Thomas M. Siebel Chairman George T. Shaheen Chief Executive Officer Company Confidential Filed by Sierra, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Siebel Systems, Inc. Commission File No. of Subject Company: 000-20725 The following Presentation was given to employees of Siebel Systems, Inc. on September 12, 2005

Disclaimer Additional Information and Where to Find It This document may be deemed to be solicitation material inrespect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle's directors and executive officers is available in Oracle's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel's directors and executive officers is available in Siebel's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Forward-Looking Statements: This document includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "poten^tial," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel's results, future expectations concerning available cash and cash equivalents, Siebel's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel's most recently filed Forms 10-K and 10-Q and Oracle's most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

Agenda What We are Announcing Strategic Rationale Employee Benefits Customer and Partner Benefits Why Now? What Happens Next? Q&A

What We are Announcing Oracle to acquire Siebel Systems, the leading provider of customer-facing enterprise applications Acquiring Siebel for $10.66 per share Transaction expected to close in early 2006 Combine complementary capabilities of Oracle and Siebel Systems provides customers with a complete set of information age software Siebel provides best-in-class customer relationship management (CRM), analytics, customer data integration, and industry solutions Oracle provides ERP and infrastructure technologies to complete an expanded 360 degree real-time view across the enterprise Plan to retain key personnel and maintain momentum in Siebel development, support, sales, professional services and On Demand

Overview of Strategic Rationale Consistent with Oracle's goal to provide a set of competitive enterprise applications for customers CRM represents the largest segment of enterprise applications Siebel is the leading CRM provider and most attractive partner Customers are driving the rationale to merge Joint customers have been asking for this in order to maximize the considerable investments in both companies' products Seeking to lower costs and complexity by simplifying and rationalizing IT investments with a smaller number of strategic vendors Significant number of common customers that will derive immediate customer benefits Strengthens relationships with many key partners that assist customers with decisions on applications purchases Timing is right as Oracle and Siebel develop next generation apps Timely incorporation of Siebel's features and functionality will complement and enhance Project Fusion

Siebel Systems Employee Benefits Siebel Systems employees will join one of the world's largest and most influential information technology companies Oracle's stated intention is to make Siebel CRM the centerpiece of its CRM offerings Oracle is counting on Siebel Systems management and employees to lead its combined CRM solutions business Oracle's larger scale and global reach will better enable Siebel Systems employees to deliver the world's best customer-facing solutions Oracle's larger size and footprint will provide many new career opportunities to Siebel Systems employees

Siebel Systems Customer Benefits Stronger combined vendor with complementary products attributes Strengthens Siebel's future Products designed to work with Oracle's software Accelerate delivery of innovative CRM applications with larger R&D budget Continue support for Siebel's CRM and analytics solutions Provide seamless continuity for customers Maintain support for heterogeneous databases Commitment to deployment flexibility, including Siebel CRM OnDemand Enhanced support and services through scale Extended partner ecosystem with increased investment Support and broaden relationships with Siebel's business partners Investments in Siebel applications will be supported and protected as the centerpiece of Oracle's Fusion CRM strategy

Oracle Customer Benefits Siebel CRM will be tightly integrated with Oracle's applications and infrastructure Siebel will continue to be available today and will serve as the centerpiece of Oracle's CRM strategy Siebel will represent the base set of features and functionality for the next generation of Fusion applications Investment in Siebel CRM provides proven ROI Access to unparalleled best practices and implementation know how Satmetrix survey confirms 98% product loyalty* Customers of Oracle/PeopleSoft/JD Edwards CRM applications will continue to receive enhancements and support Oracle customers will have the option for module-for-module exchange to Siebel CRM if desired Oracle customers gain access to the leading CRM applications to help drive customer-facing capabilities and systems * Siebel customer survey, Satmetrix Systems, Q3 2005

Partner Benefits Work with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Siebel partners will benefit from Oracle's worldwide resources and increased partner investment Oracle partners will benefit from Siebel's best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs Preserves partners' investments and experience in Siebel CRM Greater R&D budget will drive continued innovation Many of the most influential partners are also Siebel's largest customers More opportunities for partners, allowing them to further invest in the Oracle ecosystem Combination will result in Oracle being the largest CRM practice at many firms Gain ROI on efficiencies generated by combining practices Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions

The Combined Company Becomes a Leading Customer-Centric Software Provider 3.4 million live CRM users Over 4,000 world class customers Largest enterprise CRM deployments Proven return on investment Best practices and implementation experience 5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1) (1) Based on last fiscal year income statements. Siebel's best-in-class CRM + Oracle's best-in-class ERP + Oracle's best-in-class Fusion middleware + Oracle's best-in-class 10g database technology = Single best solution for customer-centric enterprises 360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1) Siebel Systems Oracle

Siebel's product capabilities are tailored for the needs of over 20 industries Select Joint Applications Customers Communications & Media Financial Services Life Sciences High Technology Insurance & Healthcare Travel, Transport & Hospitality Consumer Goods Manufacturing Retail Automotive

Why Now? More compelling at this time for customers as we build next generation, standards-based applications Oracle Fusion and Siebel Component Assembly (Project Nexus) development efforts similar in vision and architectural direction Applications product superset can use Siebel CRM as the starting point and include the best features and functions from both companies Siebel's integration plan will allow their applications to continue on the path of best-in-class provider with tight integration to Oracle Deliver rich product functionality with common interface standards to simplify integration and enhancement efforts CRM customers of both Oracle and Siebel will receive free module-for-module exchanges to the applications product superset Included as part of the ongoing maintenance fees paid by customers Timing is right as customers begin to contemplate a next generation architecture

Proprietary and closed Information silos fragment data and tasks ERP-focused Designed for process automation and process clerks Antiquated technology designed for data entry, not data access Dawn of Real Information Age Applications Combination will offer a compelling set of modern, information age applications Standards-driven Information-driven Industry-driven Designed for intelligent, real-time proactive decision making Built on a modern and open service oriented architecture Information Age Applications (Modern; Driven by Customer Centricity) Legacy Applications ('80s and '90s; Driven by Y2K)

New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support New Functionality Product Enhancements Product Support Product Evolution for All Customers Combination ensures support and protection for the significant investments customers have made We plan to continue to release product enhancements and support for Oracle and Siebel Systems CRM products Plans include a migration for existing CRM customers to Fusion CRM applications, which will incorporate Siebel CRM as the base set of features and functionality PROJECT FUSION

Convergence of Oracle and Siebel Applications



Manufacturing
BI
Financials
HR
ORACLE
CRM
Collab Suite
SCM
iAS
Project Mgmt
Data Hub
10g
Procurement
CRM
Analytics
Component
Assembly
SIEBEL
OnDemand
Customer Data
Integration
CRM
Manufacturing
Customer Data
Integration
SCM
Procurement
iAS
Analytics
OnDemand
PROJECT
FUSION
Data Hub
HR
BI
Middleware
Enterprise Manager
10g
Financials
Project Mgmt
Collab Suite
Media & Entertainment
Consumer Goods
Communi-cations
Retail
Healthcare
Energy
Transpor-tation
Life Sciences
High Tech
Manu-facturing
Financial Services
Travel & Hospitality
Others...
Public Sector

- Complete set of modular, information age applications
- Tailored for the needs of over 20 specific industries

© 2005 Siebel Systems, Inc. Confidential.

SIEBEL

What Happens Next Sales, Services, and Exec. Sponsors Call your customers today Key talking points and reference materials provided on mySiebel and in email Business as usual: Oracle and Siebel Systems operate as two separate companies Work to close a successful Q3 Deliver world-class customer value Build world-class products Conduct a great CustomerWorld event Ensure 100 percent customer satisfaction Obtain regulatory and other necessary approvals Complete transaction Expected to close later this year or early 2006

An Industry-Leading Combination

Q&A

Siebel Systems Company Meeting September 12, 2005 Thomas M. Siebel Chairman George T. Shaheen Chief Executive Officer Company Confidential